March 8, 2019

Andrew C. Richardson
Chief Financial Officer
Safehold Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

       Re: Safety, Income & Growth Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-38122

Dear Mr. Richardson:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Introduction, page 38

1. We note your disclosure stating you have an estimated "Value Bank" of $1,809 million as of December 31, 2018. We further note your disclosure stating there is no amount recorded in your financial statements and this Value Bank represents potential value accretion to you upon the reversion of the property. Please explain to us in greater detail what Value Bank represents to an investor and how this measure should be used by investors. Your response should address how you considered the fact that the average ground lease term does not expire for 69 years or potentially longer.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Andrew C. Richardson
Safehold Inc.
March 8, 2019
Page 2

absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.



                                                         Sincerely,
FirstName LastNameAndrew C. Richardson
                                                         Division of
Corporation Finance
Comapany NameSafehold Inc.
                                                         Office of Real Estate
and
March 8, 2019 Page 2                                     Commodities
FirstName LastName